UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  December 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Acquisition dated 20 December 2006


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: December 20, 2006                        By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: December 20, 2006                        By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary


                                                              20th December 2006

                                  BARCLAYS PLC


BARCLAYS STRENGTHENS ITS POSITION IN AFRICA WITH ACQUISITION OF NILE BANK IN UGANDA


Barclays Bank PLC ("Barclays") and the shareholders of Nile Bank are pleased to announce that they have reached agreement in principle for Barclays to acquire 100% of the share capital of Nile Bank. The acquisition will lead to Barclays and Nile Bank combining their distribution network, customer base and know-how to establish a leading position in the market and to drive further business growth. Barclays expects the transaction to complete during the first quarter of 2007, subject to finalisation of confirmatory due diligence and documentation and to receipt of regulatory approval.

Nile Bank is the seventh largest commercial bank in Uganda with 18 branches, 228 employees and a strong retail customer base. It was the first Ugandan bank to extend its branch network beyond Kampala, the capital city, and the first indigenous bank to offer cash machines to its customers. At the end of 2005 Nile Bank had assets of UGX 134bn (GBP38.4m) and revenues of UGX 18bn (GBP5.3m).

The enlarged operations will comprise 25 branches and around 400 employees, signifying Barclays ongoing commitment to the Ugandan economy.

Commenting on the transaction, Nick Mbuvi, Managing Director of Barclays Bank of Uganda said: "Nile Bank's domestic banking expertise in Uganda and strong expertise in the small and medium-sized business sector will enable us significantly to strengthen and expand our presence in Uganda. We look forward to welcoming the Nile Bank staff into Barclays. Their local industry experience will be crucial to developing this business. This acquisition signals Barclays commitment to developing its African businesses and to being a leading contributor to Africa's future."

Richard Byarugaba, Managing Director of Nile Bank, Uganda, said: "We are confident that Barclays is well positioned to build upon the strength of this business to the benefit of our Ugandan customers. Barclays global reach, scale and widely recognised brand makes it the ideal choice for Nile Bank. Our combined teams will create exciting growth opportunities for our customers and our employees.

"We are pleased that our management, staff and customers will benefit from the opportunity to participate in such a dynamic and international business."


                                    - ENDS -


For further information please contact:

Barclays

Investor Relations                     Media Relations (London)
James S Johnson/Neil Temple-Gough      Alistair Smith
+44 (0) 20 7116 2927/2928              +44 (0) 20 7116 6132

                                       Media Relations (Kampala)
                                       Joseph Walusimbi
                                       +256 752 777 083

                                       Media Relations (Johannesburg)
                                       Patty Seetharam
                                       +27 (0) 11 328 3170


Nile Bank
External Communications
Gunira Ouko
+256 712 771853


About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 60 countries and employs around 120,000 people, we move, lend, invest and protect money for over 25 million customers and clients worldwide.


NOTES TO EDITORS

About Nile Bank

   - Nile Bank (the seventh largest bank in Uganda) is a retail and SME focused bank with 18 branches and 31 ATMs servicing over 130,000 retail, SME and corporate customers
   - Nile Bank has grown rapidly and was the first indigenous bank to extend its network beyond Kampala and to offer ATM banking to its customers. Nile Bank increased its number of branches from just three in 2000 to 18 strategically located outlets and 31 ATMs today, operated by over 220 experienced staff,
   - Nile Bank offers its customers a range of competitive and affordable banking products including telephone and internet banking
   - Nile Bank is also an official partner for Western Union Money Transfer with 43 outlets (including sub agencies) throughout the country


Disclaimer

This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation, and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.